Exhibit 5

Second Quarter 2011

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of operations for the first six months	For the six months ended June 30, 2011, net income totaled $1,854 million, a $39-million increase compared to the same period last year, mainly due to lower operating expenses.

Second quarter

In second quarter 2011, net income amounted to $452 million, compared to $376 million in 2010. This $76-million increase stems from growth in electricity sales in Québec as a result of higher demand, mainly from residential and farm customers.

Consolidated operations for the first six months

Revenue totaled $6,698 million, compared to $6,512 million in 2010. In Québec, revenue from electricity sales amounted to $5,790 million, or $354 million more than in 2010, essentially because of a 3.7-TWh volume increase resulting from the fact that temperatures were close to normal in the first half of 2011, whereas they had been exceptionally mild in 2010. A 1.8-TWh increase in demand was also a factor. On markets outside Québec, revenue from electricity sales was $737 million, a $169-million decrease due to a lower volume of exports on account of the higher demand in Québec, as well as to market conditions and the appreciation of the Canadian dollar.

Total expenditure amounted to $3,607 million, or $135 million more than in 2010. The $45-million decrease in operating expenses and the $33-million reduction in taxes, following the abolition of the capital tax in 2011, were offset by a $48-million increase in electricity and fuel purchases and by the recognition, in 2010, of a $105-million regulatory asset for revenue variances related to climate conditions.

Segmented operations for the first six months

Generation

Hydro-Québec Production posted net income of $1,144 million, or $21 million less than for the first six months of 2010. This decrease stems from a reduction in the volume of net electricity exports as a result of colder temperatures in the first half of 2011 and higher demand in Québec, as well as from market conditions and the appreciation of the Canadian dollar. The decrease in net exports was more than offset, however, by a $205-million increase in revenue from electricity sales to Hydro-Québec Distribution.

Net revenue from Hydro-Québec Distribution’s special contracts with certain large industrial customers in Québec, the terms of which were established some 20 years ago and whose risks are assumed by Hydro-Québec Production, decreased by $46 million. As for operating expenses, they were down $25 million.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $267 million, a $2-million decrease from 2010 due, among other things, to a $3-million decline in revenue from native load transmission service following a decision by the Régie de l’énergie in May 2011.

Distribution

Hydro-Québec Distribution recorded net income of $431 million, an increase of $57 million over last year. Revenue from electricity sales increased due to the colder temperatures in the first half of 2011 and to higher demand, mainly from residential and farm customers. This increase was mitigated by higher net electricity purchases and by the recognition, in 2010, of a regulatory asset for revenue variances related to climate conditions.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and Société d’énergie de la Baie James (SEBJ).

Work handled by Hydro-Québec Équipement et services partagés totaled $772 million in the first six months of 2011, compared to $871 million in 2010. Large-scale projects under way for Hydro-Québec Production include Romaine-2, whereas work in progress for Hydro-Québec TransÉnergie revolves around connecting new generating facilities and continued investment in asset sustainment projects, among other things.

As for SEBJ, its volume of activity amounted to $174 million, compared to $359 million last year. The Eastmain-1-A/Sarcelle/Rupert project reached an important milestone with the commissioning of the first generating unit at Eastmain-1-A powerhouse.

Page 2	Second Quarter 2011

Investment

As at June 30, 2011, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $1,691 million, compared to $1,886 million in 2010. As expected, a large portion of this amount was devoted to the major capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert and Romaine-2 hydroelectric developments.

Hydro-Québec TransÉnergie continued investing in its transmission system to integrate new hydroelectric and wind capacity in Québec. It also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and ensure the quality of its facilities, especially those related to distribution automation. It also continued implementation of the Energy Efficiency Plan.

Financing

During the second quarter, Hydro-Québec borrowed $1.5 billion. More specifically, variable-rate notes totaling $0.5 billion, due in February 2015, were issued on the Canadian market. In addition, a US$1.0-billion debenture issue bearing interest at 2.00% and maturing in June 2016 was negotiated on the global market in June—Hydro-Québec’s first U.S.-dollar global issue since 2001. These transactions were in addition to the $2.0 billion in borrowings contracted in first quarter 2011.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal

Chairman of the Board	President and Chief Executive Officer

August 26, 2011

Second Quarter 2011	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2011	2010	2011	2010
Revenue		2,845	2,691	6,698	6,512

Expenditure
Operations		619	632	1,218	1,263
Electricity and fuel purchases		296	255	636	588
Depreciation and amortization	4	634	629	1,249	1,246
Taxes		202	216	455	488
Regulatory deferrals		25	(4)	49	(113)

		1,776	1,728	3,607	3,472

Operating income		1,069	963	3,091	3,040
Financial expenses	5	617	587	1,237	1,225

Net income		452	376	1,854	1,815

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Balance, beginning of period	15,367	14,775	13,965	13,336
Net income	452	376	1,854	1,815

Balance, end of period	15,819	15,151	15,819	15,151

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2011

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at June 30, 2011	As at December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	1,270	80
Short-term investments	294	1,230
Accounts receivable and other receivables	2,124	1,813
Derivative instruments	949	889
Regulatory assets	48	43
Materials, fuel and supplies	291	321

	4,976	4,376

Property, plant and equipment	55,966	55,512
Goodwill and intangible assets	1,238	1,235
Investments	126	114
Derivative instruments	1,029	952
Regulatory assets	1,121	1,144
Other assets	2,811	2,565

	67,267	65,898

LIABILITIES
Current liabilities
Borrowings	92	18
Accounts payable and accrued liabilities	1,633	2,017
Dividend payable	—	1,886
Accrued interest	871	909
Derivative instruments	129	308
Regulatory liabilities	85	58
Current portion of long-term debt	604	1,933

	3,414	7,129

Long-term debt	39,561	36,439
Asset retirement obligations	527	504
Derivative instruments	2,337	2,114
Regulatory liabilities	—	1
Other long-term liabilities	869	857
Perpetual debt	266	288

	46,974	47,332

EQUITY
Share capital	4,374	4,374

Retained earnings	15,819	13,965
Accumulated other comprehensive income	100	227

	15,919	14,192

	20,293	18,566

	67,267	65,898

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

Second Quarter 2011	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2011	2010	2011	2010
Operating activities
Net income		452	376	1,854	1,815
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	634	629	1,249	1,246
Amortization of premiums, discounts and issue expenses related to debt securities	5	25	30	51	62
Regulatory deferrals		25	(4)	49	(113)
Other		237	20	185	(72)
Change in non-cash working capital items	6	618	837	(725)	(291)
Net change in accrued benefit assets and liabilities		(117)	(151)	(239)	(291)

		1,874	1,737	2,424	2,356

Investing activities
Additions to property, plant and equipment		(877)	(996)	(1,564)	(1,771)
Additions to intangible assets		(20)	(18)	(48)	(35)
Cash receipts from the government reimbursement for the 1998 ice storm		1	1	3	6
(Acquisition) disposal of investments		(1)	11	—	11
Costs related to Energy Efficiency Plan		(45)	(47)	(79)	(80)
Net (acquisition) disposal of short-term investments		(79)	53	938	1,633
Other		5	4	7	5

		(1,016)	(992)	(743)	(231)

Financing activities
Issuance of long-term debt		1,537	—	3,497	534
Repayment of long-term debt		(1,244)	(444)	(2,016)	(456)
Cash receipts arising from credit risk management		1,156	840	1,794	930
Cash payments arising from credit risk management		(859)	(476)	(1,951)	(735)
Net change in short-term borrowings		(757)	(209)	73	434
Dividend paid		—	—	(1,886)	(2,168)

		(167)	(289)	(489)	(1,461)

Foreign currency effect on cash and cash equivalents		—	7	(2)	2

Net change in cash and cash equivalents		691	463	1,190	666
Cash and cash equivalents, beginning of period		579	675	80	472

Cash and cash equivalents, end of period		1,270	1,138	1,270	1,138

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2011

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Net income	452	376	1,854	1,815

Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(160)	539	—	564
Reclassification to operations of deferred gains on items designated as cash flow hedges	(88)	(91)	(127)	(255)

	(248)	448	(127)	309

Comprehensive income	204	824	1,727	2,124

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2011	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2011 and 2010

Amounts shown in tables are in millions of Canadian dollars.

Note 1	Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Pre-changeover Accounting Standards,” and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2010.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2010.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2	Change in Accounting Policy

Future Change

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises would be required to apply International Financial Reporting Standards (IFRS) in their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. In September 2010, the AcSB authorized rate-regulated entities to defer the adoption of IFRS to January 1, 2012. Since Hydro-Québec is entitled to exercise this deferral right, it has opted to present its 2011 financial statements in accordance with Part V of the CICA Handbook, “Pre-changeover Accounting Standards.”

Note 3	Effects of Rate Regulation on the Consolidated Financial Statements

Transmission

In decision D-2011-061 of May 5, 2011, the Régie set Hydro-Québec’s power transmission rates for 2011. The new rates take into account a 7.21% return on the rate base, assuming a capitalization with 30% equity.

Distribution

In decision D-2011-036 of March 31, 2011, the Régie imposed an across-the-board reduction of 0.41% in Hydro-Québec’s electricity rates, effective April 1, 2011. This reduction takes into account a 7.26% return on the rate base, assuming a capitalization with 35% equity.

In decision D-2011-028 of March 9, 2011, the Régie authorized the amortization of an amount of $33 million in 2011 for the 2010 revenue variances related to climate conditions, stipulating that the balance of these variances must be amortized over five years as of 2012, in compliance with decision D-2009-016. The impact of decision D-2011-028 on the amortization expense for the three- and six-month periods ended June 30, 2011, totaled $9 million and $17 million, respectively.

In decisions D-2011-039 and D-2011-028, the Régie asked the Transmission Provider and the Distributor to recognize in a separate account the variances between the recognized pension cost and the cost authorized in the rate decisions. The amortization terms and conditions for this account have not yet been determined. As at June 30, 2011, an amount of $26 million had been recognized as a regulatory liability.

In decision D-2011-058 of May 3, 2011, the Régie allowed the Distributor to create an account for deferred expenses bearing interest at the authorized rate on the rate base, in order to recognize certain costs related to the customer systems optimization project. This account will be amortized in 2012. As at June 30, 2011, costs of $7 million had been recognized as a regulatory asset.

Page 8	Second Quarter 2011

Note 4	Depreciation and Amortization

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Property, plant and equipment	569	550	1,111	1,088
Intangible assets	26	24	53	48
Regulatory assets and liabilities	38	55	83	110
Write-offs	1	—	2	—

	634	629	1,249	1,246

Note 5	Financial Expenses

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Interest
Interest on debt securities	624	596	1,243	1,211
Amortization of premiums, discounts and issue expenses related to debt securities	25	30	51	62

	649	626	1,294	1,273

Net exchange loss (gain)	1	(14)	9	(4)
Guarantee fees related to debt securities	47	45	94	91

	48	31	103	87

Less
Capitalized financial expenses	78	69	154	132
Net investment income	2	1	6	3

	80	70	160	135

	617	587	1,237	1,225

Note 6	Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Change in non-cash working capital items
Accounts receivable and other receivables	450	575	(314)	27
Materials, fuel and supplies	5	(1)	29	8
Accounts payable and accrued liabilities	(200)	(121)	(388)	(296)
Accrued interest	363	384	(52)	(30)

	618	837	(725)	(291)

Investing activities not affecting cash
Increase in property, plant and equipment	12	1	25	63

Interest paid	175	169	1,119	1,097

Second Quarter 2011	Page 9

Note 7	Employee Future Benefits

			Three months ended June 30
	Pension Plan		Other plans
	2011	2010	2011	2010
Accrued benefit cost recognized	30	5	31	28

			Six months ended June 30
	Pension Plan		Other plans
	2011	2010	2011	2010
Accrued benefit cost recognized	60	10	62	57

Note 8	Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended June 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	367	18	2,453	—	7	—	2,845
Intersegment	1,122	746	21	537	348	(2,774)	—
Net income (loss)	362	132	(46)	—	4	—	452
Total assets as at June 30, 2011	31,135	18,230	12,975	451	4,743	(267)	67,267

	Three months ended June 30, 2010
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	400	15	2,261	—	8	7ª	2,691
Intersegment	1,043	755	17	718	334	(2,867)	—
Net income (loss)	341	131	(102)	—	3	3	376
Total assets as at June 30, 2010	30,162	17,857	12,311	457	4,535	(327)	64,995

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Page 10	Second Quarter 2011

Note 8	Segmented Information (continued)

	Six months ended June 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	821	34	5,828	—	15	—	6,698
Intersegment	2,645	1,492	41	946	672	(5,796)	—
Net income	1,144	267	431	—	9	3	1,854
Total assets as at June 30, 2011	31,135	18,230	12,975	451	4,743	(267)	67,267

	Six months ended June 30, 2010
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,014	32	5,436	—	23	7ª	6,512
Intersegment	2,490	1,523	36	1,230	658	(5,937)	—
Net income	1,165	269	374	—	1	6	1,815
Total assets as at June 30, 2010	30,162	17,857	12,311	457	4,535	(327)	64,995

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 9	Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period, or restated in accordance with the changes to accounting policies described in Note 2 to the consolidated financial statements published in Hydro-Québec’s Annual Report 2010.

Second Quarter 2011	Page 11

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Operations	2011	2010	Change (%)		2011	2010	Change (%)

Revenue	2,845	2,691	5.7	Û	6,698	6,512	2.9	Û
Expenditure	1,776	1,728	2.8	Û	3,607	3,472	3.9	Û
Financial expenses	617	587	5.1	Û	1,237	1,225	1.0	Û
Net income	452	376	20.2	Û	1,854	1,815	2.1	Û

Page 12	Second Quarter 2011

Quarter Highlights

Generation	Commissioning of first unit at Eastmain-1-A powerhouse

In June, the first of three generating units was commissioned at Eastmain-1-A powerhouse. The two other units should come on stream in the second half of 2011. The facility will have a total installed capacity of 768 MW and generate 2.3 TWh per year.

Renewal of Gentilly-2 nuclear generating station’s operating licence

In June, the Canadian Nuclear Safety Commission renewed Gentilly-2 generating station’s operating licence and merged it with the station’s radioactive waste management facility operating licence. The merged licence is valid for a five-year period extending from July 1, 2011, to June 30, 2016.

Transmission	Decisions of the Régie de l’énergie

In May, the Régie de l’énergie authorized a $309-million project to add and modify equipment on the 315-kV transmission system in the Québec–Montréal corridor. More specifically, this infrastructure will be separated from the 735-kV system and reorganized. Hydro-Québec TransÉnergie will thus be able to make better use of existing equipment and develop the transmission grid serving the northeastern part of the Montréal metropolitan region in an optimal, sustainable manner.

In June, the Régie approved a $1.8-billion project to connect the 1,550-MW Romaine complex to Hydro-Québec’s transmission system. Connection of the complex’s four generating stations will be done progressively from 2014 to 2020.

Also in June, the Régie authorized construction of Charlesbourg substation. The aim of this project is to meet long-term load growth on the system supplying the greater city of Québec area and to replace obsolete equipment. Transmission-related construction costs will amount to $94 million, and the substation is slated for commissioning in fall 2014.

Distribution	Rollout of an advanced metering infrastructure

In May, Hydro-Québec Distribution entered a new stage in the deployment of an advanced metering infrastructure by signing a contract with Landis+Gyr for the purchase of the necessary equipment, including 3 million next-generation meters. The new infrastructure, to be rolled out between 2012 and 2017, is expected to generate savings of $300 million over the next 20 years.

Decision of the Régie de l’énergie

In June, the Régie de l’énergie authorized Hydro-Québec Distribution to proceed with the CATVAR (voltage regulation and reactive power control) project, which will generate energy savings of almost 2 TWh by 2015 through the reduction of consumption and energy losses on the distribution system.

Second Quarter 2011	Page 13

Energy efficiency

In June, the Government of Canada presented Hydro-Québec with its 2011 ENERGY STAR® Market Transformation Award in the Utility of the Year – Provincial category. The ENERGY STAR awards recognize excellence in the promotion of energy-efficient products, technologies and services.

Technological innovation

Leadership in wind-power integration

In April, three teams at Hydro-Québec’s research institute, IREQ, received an Annual Achievement Award from the Utility Wind Integration Group (UWIG) for their contribution to the development of tools for the simulation, modeling and analysis of power systems integrating large amounts of wind power. The UWIG has over 150 members in Canada, the United States, Europe and Asia.

Transportation electrification

First public charging network for plug-in electric vehicles

In June, a partnership formed by Hydro-Québec, RONA, Les Rôtisseries St-Hubert, METRO and the Agence métropolitaine de transport (AMT) announced the creation of “The Electric Circuit,” Canada’s first public charging network for plug-in electric vehicles. This infrastructure, which will supply clean, renewable energy, will be rolled out gradually as of 2012 in the parking lots of the founding partners’ business sites and at several AMT park-and-ride facilities.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

Ce document est également publié en français.

www.hydroquebec.com

ISSN 0848-5836